
08000405



COMMUNIQUE

SUPPL

Nouvel exercice de forte croissance : Hausse de 8,1 % du chiffre d'affaires en 2007 et de 12 % hors effet de change

Charenton-le-Pont (24 janvier 2008 - 6h30) -- Au 31 décembre, le chiffre d'affaires consolidé provisoire d'Essilor, numéro un mondial de l'optique ophtalmique, s'établit à 2 908,2 millions d'euros, en hausse de 8,1 % par rapport à 2006. Hors effet de change, la croissance du chiffre d'affaires ressort à un niveau élevé de 12 %.

En 2007, dans un contexte de marché bien orienté, Essilor a continué à gagner des parts de marché dans les verres correcteurs grâce à sa stratégie d'innovation et de développement international, et à son efficacité opérationnelle.

Au total, Essilor confirme pour l'année 2007 une augmentation de ses résultats et de sa rentabilité par rapport à 2006.

Un quatrième trimestre satisfaisant

Le chiffre d'affaires consolidé provisoire du quatrième trimestre ressort à 708 millions d'euros, en hausse de 6,4 % en base homogène par rapport au quatrième trimestre 2006, qui avait été particulièrement fort (+ 8,9 %).

Au cours du trimestre, l'activité est restée très soutenue aux Etats-Unis. L'Europe a connu une croissance moindre, mais la base de comparaison était élevée (+ 8 % au 4ème trimestre 2006). L'Asie et l'Amérique latine ont maintenu un rythme de développement rapide.

Chiffre d'affaires consolidé

En millions d'euros	**4ème trim. 2007**	4ème trim. 2006	Variation publiée*	Variation en base homogène
Total	**708,0**	**667,3**	**+ 6,1 %**	**+ 6,4 %**
Europe	**330,6**	312,5	+ 5,8 %	+ 3,1 %
Amérique du Nord	**281,7**	273,8	+ 2,9 %	+ 7,4 %
Asie Océanie	**65,9**	57,1	+ 15,6 %	+ 15,3 %
Amérique latine	**29,8**	23,9	+ 24,4 %	+ 16,4 %

* Effet périmètre : + 4,4 % ; effet de change : - 4,6 %

Exercice 2007 : Un chiffre d'affaires consolidé en hausse de 8,1 %

En millions d'euros	**31/12/2007**	31/12/2006	Variation publiée*	Variation en base homogène
Total 2007	**2 908,2**	**2 690,0**	**+ 8,1 %**	**+ 8,0 %**
Europe	**1 317,6**	1 207,9	+ 9,1 %	+ 6,2 %
Amérique du Nord	**1 214,2**	1 156,7	+ 5,0 %	+ 8,1 %
Asie Océanie	**266,9**	233,0	+ 14,5 %	+ 13,4 %
Amérique latine	**109,5**	92,4	+ 18,6 %	+ 15,6 %

* Effet périmètre : + 4 % ; effet de change : - 3,8 %

La croissance du chiffre d'affaires s'est appuyée sur les facteurs suivants :

→ Une progression en base homogène du chiffre d'affaires de 8 % sur l'exercice, répartie entre 8,5 % au premier semestre et 7,5 % au second semestre. Elle traduit :

- une hausse des volumes de l'ordre de 5 % ;
- l'amélioration du mix produit liée au bon développement des verres progressifs (Varilux Physio®, Definity®, Anateo®/Accolade™), des verres à moyens et hauts indices, des verres photochromiques et des traitements antireflet.

→ Un **effet de change négatif (- 3,8 %)**, essentiellement imputable à la baisse du dollar américain face à l'euro.

→ Un **effet de périmètre (+ 4 %) traduisant le dynamisme de la stratégie d'acquisition du groupe**. En 2007, Essilor a finalisé 16 opérations de croissance externe pour un apport de chiffre d'affaires de 160 millions d'euros en année pleine. La moitié de ces transactions a été conduite aux Etats-Unis, pour un chiffre d'affaires additionnel de 91,5 millions d'euros. Cette dynamique est commune à l'ensemble des régions, avec des acquisitions en Europe (France, Royaume-Uni, Scandinavie), en Asie (Singapour, Chine), au Brésil et au Canada.

Toutes les zones géographiques ont connu un développement rapide de leurs activités :

→ Maintien d'une croissance soutenue en **Europe (+ 6,2 % en base homogène)**

La croissance en Europe s'est maintenue à un niveau élevé, grâce aux effets conjugués d'une forte augmentation des verres progressifs et d'un renforcement du groupe dans les chaînes d'optique. Les meilleures performances ont été réalisées par l'Europe du Centre et l'Europe du Sud.

→ Poursuite de la forte expansion en **Amérique du Nord (+ 8,1 % en base homogène)**

Aux Etats-Unis, Essilor a continué à bien se développer, notamment à travers son réseau de laboratoires de prescription, appuyé sur le dynamisme des opticiens/optométristes indépendants. L'élargissement de l'offre produit au Canada a également permis d'y afficher de très bons résultats.



→ L'**Asie** tirée par la Chine et l'Inde **(+ 13,4 % en base homogène)**

En Chine comme en Inde, Essilor a conjugué un taux de croissance très élevé avec une amélioration du mix produit. Au Japon, les verres progressifs ont permis à Nikon-Essilor de gagner des parts de marché, en particulier auprès des grandes chaînes d'optique. La Corée du Sud, l'Australie et la Nouvelle-Zélande ont réalisé un bel exercice.

→ Amélioration du mix produit en **Amérique latine (+ 15,6 % en base homogène)**

Le Brésil, le Mexique et l'Argentine ont connu une croissance soutenue grâce au fort développement des produits à valeur ajoutée.

Une conférence téléphonique aura lieu ce jour à 9 heures en français.

Le numéro à composer est : 01 70 99 34 68 - Code : 5402701

Elle sera retransmise en différé et accessible sur Internet par le lien suivant :

http://hosting.3sens.com/Essilor/20080124-208C576F/fr/

Une autre conférence suivra à 10 heures en anglais.

Le numéro à composer est : 00 44 845 634 0041 - Code : 3141558

Elle sera retransmise en différé et accessible sur Internet par le lien suivant :

http://hosting.3sens.com/Essilor/20080124-208C576F/en/

Prochain rendez-vous : **Les résultats annuels 2007 seront publiés le 6 mars 2008.**

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Essilor® et Definity®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 15 sites de production, de ses 270 laboratoires de prescription (finition des verres) et de ses réseaux de distribution.

L'action Essilor est cotée sur le marché Euronext à Paris et fait partie de l'indice CAC 40.

Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF.FP.

Relations Investisseurs et Communication Financière

Véronique Gillet – Sébastien Leroy

Tél. : 01 49 77 42 16

www.essilor.com



NEWS RELEASE

Another Year of Strong Growth:
2007 Revenue Up 8.1% As Reported
Up 12% Excluding the Currency Effect

Charenton-le-Pont, France (January 24, 2008, 6:30 a.m.) – Essilor International, the world leader in ophthalmic optics, today announced consolidated revenue of €2,908.2 million for the year ended December 31, 2007, representing a reported 8.1% increase on the previous year. Excluding the currency effect, growth for the year was a high 12%.

In an expanding market, Essilor continued to gain share in corrective lenses in 2007, thanks to its operating efficiency and its strategy of innovation and international expansion.

In all, the Company has confirmed that 2007 will see further growth in both earnings and margins.

A satisfactory fourth quarter

Consolidated revenue amounted to €708 million in the fourth quarter, a 6.4% like-for-like increase over fourth-quarter 2006, when revenue rose by a particularly strong 8.9%. Business remained very robust in the United States during the quarter. Growth was slower in Europe, but the prior-year comparative was high, at 8%. Asia and Latin America continued to enjoy fast growth.

Consolidated revenue

€ millions	**4th quarter 2007**	4th quarter 2006	% change (reported)*	% change (like-for-like)
Total	**708.0**	**667.3**	**+ 6.1%**	**+ 6.4%**
Europe	**330.6**	312.5	+ 5.8%	+ 3.1%
North America	**281.7**	273.8	+ 2.9%	+ 7.4%
Asia-Pacific	**65.9**	57.1	+ 15.6%	+ 15.3%
Latin America	**29.8**	23.9	+ 24.4%	+ 16.4%

*Changes in scope of consolidation added 4.4%; the currency effect was a negative 4.6%.

Full-year 2007: consolidated revenue up 8.1%.

€ millions	**2007**	2006	% change (reported)*	% change (like-for-like)
Total	**2,908.2**	**2,690.0**	**+ 8.1%**	**+ 8.0%**
Europe	**1,317.6**	1,207.9	+ 9.1%	+ 6.2%
North America	**1,214.2**	1,156.7	+ 5.0%	+ 8.1%
Asia-Pacific	**266.9**	233.0	+ 14.5%	+ 13.4%
Latin America	**109.5**	92.4	+ 18.6%	+ 15.6%

*Changes in scope of consolidation added 4.0%; the currency effect was a negative 3.8%.

Growth was driven by the following factors:

→ An 8% like-for-like increase in revenue over the year, of which 8.5% in the first half and 7.5% in the second. This increase reflected:

- Around a 5% rise in unit sales.
- An improvement in the product mix led by firm growth in progressive lenses (Varilux Physio®, Definity®, Anateo®/Accolade™), medium and high-index lenses, variable-tint lenses and anti-reflective coatings.

→ A **negative 3.8% currency effect**, primarily due to the decline in the US dollar against the euro.

→ A **4% increase from changes in the scope of consolidation**, reflecting the Company's assertive acquisitions strategy. In 2007, Essilor completed 16 acquisitions that will contribute €160 million in full-year revenue. Half of the companies acquired are based in the United States, representing €91.5 million in additional revenue. The acquisitions drive was conducted in every region around the world, with companies purchased in Europe (France, United Kingdom, Scandinavia), Asia (Singapore, China), Brazil and Canada.

All of the regions reported fast growth in business:

→ Sustained expansion in **Europe (up 6.2% like-for-like)**

Growth in Europe remained strong, lifted by the combined impact of a sharp increase in progressive lens sales and a strengthening of the Company's position among optical chains. The best performances were reported in the Central Europe and Southern Europe regions.

→ Continued strong growth in **North America (up 8.1% like-for-like)**

Essilor continued to expand in the United States, in particular through its network of prescription laboratories, supported by fast growing demand from independent eye care professionals. Canada reported very good results thanks to the broader product offering.



→ **Asia** led by China and India **(up 13.4% like-for-like)**

In China and India, Essilor combined extremely fast growth with an improvement in the product mix. In Japan, progressive lenses enabled Nikon-Essilor to gain market share, particularly among large optical chains. South Korea, Australia and New Zealand had also a good year.

→ Improved product mix in **Latin America (up 15.6% like-for-like)**

Brazil, Mexico and Argentina reported sustained growth thanks to sharply higher sales of value-added products.

A conference call in French will be held today at 9:00 a.m., Paris time.

The number to dial is: +33 (0) 1 70 99 34 68 – Code: 5402701

The conference will be available for later listening at: http://hosting.3sens.com/Essilor/20080124-208C576F/fr/

A conference call in English will follow at 10:00 a.m., Paris time.

The number to dial is: +44 (0) 845 634 0041 - Code: 3141558

The conference will be available for later listening at: http://hosting.3sens.com/Essilor/20080124-208C576F/en/

Next financial announcement: **2007 earnings will be released on March 6, 2008.**

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Essilor® and Definity® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 15 production sites, 270 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market and is included in the CAC 40 index (ISIN: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EF FP).

Investor Relations and Financial Communications

Véronique Gillet – Sébastien Leroy

Phone: +33 (0)1 49 77 42 16

www.essilor.com



NEWS RELEASE

New Acquisitions in the United States and Brazil

Charenton-le-Pont, France (January 10, 2008 – 6:30 a.m.) – Essilor of America, Essilor International's US subsidiary, has strengthened its prescription laboratory network in the United States with the acquisition of **Interstate Optical Co.**, one of the country's five largest independent laboratories. **Interstate**'s two laboratories in Mansfield, Ohio and Indianapolis, Indiana serve eye care professionals in 32 states. The company has full-year sales of $26 million and 210 employees.

Present for more than 20 years in Brazil through a distribution subsidiary, one plant and five lens treatment centers, Essilor has made its first local acquisition in line with its downstream integration policy with an equity investment in **Unilab**, a prescription laboratory in northeastern Brazil. Essilor will gradually increase its share in Unilab to 51% by early 2011. Unilab generates full-year sales of approximately $5 million and distributes Essilor products, including the Varilux® range.

Both Interstate and Unilab will continue to be headed by their current management teams.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Essilor® and Definity™ brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 15 production sites, 244 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market and is included in the CAC 40 index. Codes and symbols: ISIN: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EF.FP.

Investor Relations and Financial Communications

Véronique Gillet

Phone: +33 1 49 77 42 16

www.essilor.com



ESSILOR

COMMUNIQUÉ

Nouvelles acquisitions aux Etats-Unis et au Brésil

Charenton-le-Pont (10 janvier 2008 – 6h30) – Essilor of America, filiale d'Essilor International, renforce son réseau de laboratoires de prescription aux Etats-Unis avec l'acquisition de **Interstate Optical Co.**, un des cinq plus gros laboratoires indépendants américains. **Interstate** est un groupe de deux laboratoires de prescription qui se trouvent à Mansfield, Ohio et Indianapolis, Indiana et desservent des opticiens/optométristes dans 32 Etats. Ses ventes s'élèvent à 26 millions de dollars en base annuelle et il emploie 210 personnes.

Présent depuis plus de 20 ans au Brésil au travers d'une filiale de distribution, d'une usine et de cinq centres de traitement des verres, Essilor vient de réaliser sa première opération d'intégration aval dans ce pays. En effet, le groupe est rentré dans le capital de **Unilab**, un laboratoire de prescription situé dans le Nord-Est du Brésil et augmentera progressivement sa participation jusqu'à 51 % début 2011. Unilab réalise un chiffre d'affaires d'environ 5 millions de dollars en année pleine et distribue les produits Essilor dont la gamme Varilux®.

Interstate et Unilab conserveront leurs équipes de direction actuelles.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Essilor® et Definity™, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 15 sites de production, de ses 244 laboratoires de prescription (finition des verres) et de ses réseaux de distribution. L'action Essilor est cotée sur le marché Euronext Paris et fait partie de l'indice CAC 40. Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF:FP.

Relations Investisseurs et Communication Financière

Véronique Gillet

Tél. : 01 49 77 42 16

www.essilor.com

END